______________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_________________________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2004

Gee-Ten Ventures Inc.

Commission File No. 0-29964

525 Seymour Street, Suite 212

  Vancouver, British Columbia

Canada V6B 3H7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-  N/A

N E W S  R E L E A S E

TSX Trading Symbol: GTV

Date:   December 8, 2003

SEC Filing # 0-29964

OTCBB:GEEVF

GEE-TEN VENTURES INC.

Suite 212 - 525 Seymour Street

Vancouver, B.C.  Canada

V6B 3H7

Tel: (604) 688-8286

Fax: (604) 684-7208

Gee-Ten Ventures Inc. (the "Company") is pleased to advise that Sebastien Plouffe of Montreal, Quebec, has been appointed a Financial Representative and Consultant to the Company for the purpose of concluding arrangements with respect to investment opportunities in Angola should they materialize.

In addition, the Company has agreed to grant options on 250,000 shares at a price of $0.40 per share.

GEE-TEN VENTURES INC.

"Paul Shatzo"

Paul Shatzko, President

TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

N E W S  R E L E A S E

TSX Trading Symbol: GTV

Date:   January 15, 2004

SEC Filing # 0-29964

OTCBB:GEEVF

GEE-TEN VENTURES INC.

Suite 212 - 525 Seymour Street

Vancouver, B.C.  Canada

V6B 3H7

Tel: (604) 688-8286

Fax: (604) 684-7208

Member's of the Board of Gee-Ten Ventures Inc. have reviewed the data assembled and presented to it by Bill Jarvis, P.Eng., the Company's technical representative with respect to prospects in Angola.  The information was gathered in his recent trip to Angola in December.

After a review of the information, the Board has decided that Mr. Jarvis should return to Angola on January 20, 2004, in order to complete due diligence on a diamond prospect of particular interest.

Further announcements will be made should a letter of intent be signed in connection with any acquisition in Angola.

GEE-TEN VENTURES INC.

"Paul Shatzko"

Paul Shatzko, President

TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

N E W S  R E L E A S E

TSX Trading Symbol: GTV

Date:   February 16, 2004

SEC Filing # 0-29964

OTCBB:GEEVF

GEE-TEN VENTURES INC.

Suite 212 - 525 Seymour Street

Vancouver, B.C.  Canada

V6B 3H7

Tel: (604) 688-8286

Fax: (604) 684-7208

ANGOLAN PROGRESS REPORT

GEE-TEN's representatives have identified prospects of interest in Angola and signed Memorandums of Understanding which will allow GEE-TEN access to Records being maintained on the projects for the purpose of completing its due diligence.  The Company has been represented by Bill Jarvis, P.Eng. as a Technical Assistant and through the efforts of Mr. Jarvis and the Company's French speaking consultants, seven (7) different Angolan Projects in both the sector of Diamonds and Gold have been identified as prospective, namely Project SAMBUEGE (Company CAFETA), Project LOLA (Company CIPEX) , Project MASSANGANO (CONSORCIO LUACHIMO MINING), Project DAMBA (CONSORCIO LUACHIMO MINING), Project CANZAMA (CONSORCIO LUACHIMO MINING), Project LOMBE (Company LUBA) and Project TCHIMPOIA (Company TCHIMPOIA LDA).

GEE-TEN VENTURES' due-diligence will continue under the direct technical supervision of Mr. Jarvis in consultation with ENDIAMA's technical staff.  ENDIAMA is the equivalent of the Mine Ministry of Angola looking after foreign investment in Angola.  By virtue of Memorandums of Understanding having being signed, ENDIAMA will now provide all existing mine records, technical help and legal assistance to GEE-TEN in concluding possible joint venture agreements.

The seven Memorandums of Understanding cover 3 alluvial type diamond concessions (Project SAMBUEGE, CANZAMA, TCHIMPOIA), 3 Kimberlites claims (Project LOLA, DAMBA, LOMBE), 2 kimberlite exploration projects (Project SAMBUEGE and Project TCHIMPOIA) and a gold prospect (Project MASSANGANO).

GEE-TEN is commissioning the preparation of a full report on each of the properties for consideration by the Board of Directors.

The SAMBUEGE project consists of 2,780 km2 in Lunda Norte  This Project is located 40 km to the west and north west of kimberlites at Calonda, and is slightly further from the Luo and Catoca kimberlites located the southeast. The project area is within the Lucapa Graben.  Alluvial deposits within the graben, typically from the Calonda formation, can be very diamondniferous but, where rivers and streams cut these diamondniferous gravels diamonds are concentrated into a lot more economic grades. Access to the project area is good with several villages and roads in the area.

The TCHIMPOIA project comprises a section of the Rio Chicapa and tributaries in the Province of Lunda Norte. It is located upstream of  Calonda and downstream of the diamondniferous kimberlites and alluvial diamond deposits at  Luo and Catoca.  This project is located at approximately 40 km southeast of the Sambuege project. Tchimpoia has possibilities for both alluvial diamond production and the discovery of a primary kimberlites.

The DAMBA kimberlite project comprises an area of 210 km2, located in Lunda Norte Province. It is between the Chicapa (to the east) and Luele Rivers, 30 km to the southeast of the Sambuege Project and provisionally is regard as adjoining the Chipoya Project area. diamondniferous kimberlites are known to be present in the area.

The project CANZAMA is located in the Province of Lunda Sul, south of Lucapa and east and northeast of the mining operations at Luo and CATOCA. The project area, of about 1,200 Km2 contains a section of the Luachimo River and the upper reaches of tributary, the Luo, of the Chicapa River. The Luachimo River has been mined for diamonds downstream in the past in a section near to Lucapa and may continue to be so at present.  Diamondniferous kimberlites are known to be present in the general area.  The rivers to the west and east are Chicapa and Luachimo.  It is in an area of known active alluvial diamond mining activity.

The LOLA project is a kimberlite project.  ENDIAMA knows the location of one kimberlite on the concession and from past work on this property it is known that there is a large carbonatiques intrusive prospective for rare earth elements (that suggest the presence of at least 2 more, possibly 3 intrusives).

Further details, descriptions of the properties as to geology, location, economic potential and a publication of some results obtained from the properties will be provided as the information is being made available to GEE-TEN.

GEE-TEN VENTURES INC.

"Paul Shatzko"

Paul Shatzko, President

Interim Consolidated Financial Statements of

GEE-TEN VENTURES INC.

Three months and nine months ended February 28/29, 2004 and 2003

Unaudited

Prepared by Management

GEE-TEN VENTURES INC.

Consolidated Balance Sheets

	February 29,	May 31,
	2004	2003

	(unaudited)

Assets

Current assets:
Cash and cash equivalents	$50,478	$210,405
Goods and servi ces tax recoverable	4,396	13,648
Advances and prepaid expenses	14,231	7,328

Total current assets	69,105	231,381

Mineral properties	195,214	9,214

Deferred exploration	131,399	125,460

Capital assets, net of accumulated amortization
of $3,451 (May 31, 2002 - $1,803)	10,234	7,882

Total assets	$405,952	$373,937

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$18,777	$22,285
Due to related parties	4,271	66,274

Total current liabilities	23,048	88,559

Shareholders' equity:
Share capital (Note 2)	3,153,329	2,752,479
Special warrants	-	17,500
Contributed surplus	63,792	63,792
Deficit	(2,834,217)	(2,548,393)

Total shareholders' equity	382,904	285,378

Total liabilities and shareholders' equity	$405,952	$373,937

See accompanying notes to interim consolidated financial statements.

GEE-TEN VENTURES INC.

Interim Consolidated Statements of Operations and Deficit

 (Unaudited-Prepared by Management)

		Three months ended	Nine months ended
		February 28,29	February 28,29
	2004	2003	2004	2003

Revenue:
Interest	$258	$-	$1,448	$29

Expenses:
Amortization	505	362	1,648	611
Bank charges and interest	230	34	852	268
Consulting	-	73,065	-	73,065
Management fee	7,500	7,500	22,500	22,500
New business search/evaluation	89,526	-	117,356	-
Office, printing and telephone	12,816	2,889	37,224	7,397
Professional fee	17,017	23,010	46,604	45,823
Promotion and travel	10,653	601	34,443	2,526
Regulatory fee	750	5,276	2,180	9,002
Rent	7,530	2,235	14,440	5,235
Transfer agent & shareholder information	1,965	2,502	10,025	6,885

	148,492	117,474	287,272	173,312

Loss for the period	(148,234)	(117,474)	(285,824)	(173,283)

Deficit, beginning of period	(2,685,983)	(2,379,979)	(2,548,393)	(2,324,170)

Deficit, end of period	$(2,834,217)	$(2,497,453)	$(2,834,217)	$(2,497,453)

Loss per share	$(0.01)	$(0.02)	$(0.02)	$(0.02)

See accompanying notes to interim consolidated financial statements.

GEE-TEN VENTURES INC.

Interim Consolidated Statements of Cash Flows

(Unaudited-Prepared by Management)

	Three months ended		Nine months ended
	February 28,29		February 28,29
	2004	2003	2004	2003

Cash provided by (used in):

Cash flows provided by (used in) operating activities:
Loss for the period	$(148,234)	$(117,474)	$(285,824)$	(173,283)
Items not involving cash:
Amortization	505	362	1,648	611
Stock option compensation expense	-	73,065	-	73,065
Changes in non-cash operating working capital:
Goods & services tax receivable	(1,416)	(2,574)	9,252	(4,215)
Advances and prepaid expenses	(5,231)	(493)	(6,903)	(652)
Accounts payable and accrued liabilities	(3,799)	(20,765)	(3,508)	(34,566)
Due to related parties	2,500	(6,800)	(62,003)	(75,889)

Cash flows used in operating activities	(155,675)	(74,679)	(347,338)	(214,929)

Cash flows provided by (used in) investing activities:
Deferred exploration costs	-	-	(5,939)	(6,917)
Mineral property acquisition	-	-	(10,000)	-
Purchase of capital assets	-	(1,683)	(4,000)	(8,802)

	-	(1,683)	(19,939)	(15,719)
Cash flows provided by financing activities:
Shares issued pursuant to:
Exercise of stock options	12,750	-	46,750	-
Private placement	-	210,350	-	210,350
Debt settlement	-	-	-	128,571
Exercise of warrants	49,800	-	160,600	-
Loan payable	-	-	-	(32,602)

Total cash flows provided by financing activities	62,550	210,350	207,350	306,319

Increase (decrease) in cash and cash equivalents	(93,125)	133,988	(159,927)	75,671

Cash and cash equivalents, beginning of period	143,603	285	210,405	58,602

Cash and cash equivalents, end of period	$50,478	$134,273	$50,478	$134,273

Non cash transactions

Issuance of 800,000 shares for property acquisition	-	-	$176,000	-

Conversion of special warrants to shares and warrants	-	-	$17,500	-

989,000 shares issued for debt settlement	-	-	-	$128,571

See accompanying notes to interim consolidated financial statements.

GEE-TEN VENTURES INC.

Interim Consolidated Statements of Deferred Exploration

(Unaudited - Prepared by Management)

	Three months ended		Nine months ended
	February 28/29,		February 28/29,
	2004	2003	2004	2003

Exploration
Claim Maintenance fee	$-	$-	5,939	$2,534
Professional fee	-	-	-	4,383

Deferred Exploration for the period	-	-	5,939	6,917

Deferred Exploration beginning of period	131,399	18,649	125,460	11,732

Deferred Exploration, end of period	$131,399	$18,649	$131,399	$18,649

Interim Consolidated Statements of Mineral Properties

(Unaudited - Prepared by Management)

	Three months ended		Nine months ended
	February 28,29		February 28,29
	2004	2003	2004	2003

For acquisition of Quebec property
Cash payment	-	-	10,000	-
Issuance of 800,000 shares at a deemed
price of $0.22 per share	-	-	176,000	-

Mineral properties costs for the period	-	-	186,000	-

Mineral properties costs, beginning of period	195,214	7,885	9,214	7,885

Mineral properties costs, end of period	$195,214	$7,885	$195,214	$7,885

See accompanying notes to interim consolidated financial statements.

GEE-TEN VENTURES INC.

Notes to Interim Consolidated Financial Statements

Three months ended February 28/29, 2004 and 2003

Nine months ended February 28/29, 2004 and 2003

(Unaudited - Prepared by Management)

1.

Significant Accounting Policies:

These interim consolidated financial statements of Gee-Ten Ventures Inc. (the "Company") have been prepared by management, and have not been audited or reviewed by an independent public accountant. These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, these interim consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements. These interim consolidated financial statements follow the same accounting policies and methods of application as the Company's audited annual consolidated financial statements as at and for the year ended May 31, 2003.

2.

Share Capital:

Issued and fully paid:

Number of shares

        Amount

Balance, May 31, 2003

10,374,142

$

2,752,479

Issued on exercise of stock options

275,000

46,750

Issued on exercise of warrants

1,606,000

160,600

Issued on exercise of special warrants

175,000

17,500

Issued for property acquisition

800,000

176,000

----------------

--------------

Balance, February 29, 2004

13,230,142

$

3,153,329

=========

========

Schedule B:  Supplementary Information

GEE-TEN VENTURES INC.

February 29, 2004

(Prepared by Management)

Section 1

A.

EXPENDITURES TO NON-ARMS LENGTH PARTIES (YEAR-TO-DATE):

Management fee

$22,500

Rent

$2,500

           --------------

$25,000

=======

Section 2

A.

SECURITIES ISSUED DURING QUARTER ENDED FEBRUARY 29, 2004:

DATE OF

TYPE

Type of

NUMBER

TOTAL

Type of

ISSUE

OF SEC

ISSUE

AMOUNT

PRICE

Proceeds

Consid.    Comm.

15-12-03

Common

Options

75,000

$0.17

$12,750

Cash

Nil

10-2-03

Common

Warrants

498,000

$0.10

$49,800

Cash

Nil

B.

OPTIONS GRANTED DURING QUARTER ENDED FEBRUARY 29, 2004:

Date

Exercise

Expiry

Granted

Number

Type

Name

Price

Date

-

-

-

-

-

-

SECTION 3

A. (1)

AUTHORIZED AND ISSUED SHARE CAPITAL AS AT FEBRUARY 29, 2004:

Authorized share capital - 100,000,000 common shares without par value

A total of 13,230,142 common shares have been issued for a total of $3,153,329

B.

OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT FEBRUARY 29, 2004:

NUMBER

EXERCISE OR

OR

CONVERTIBLE

EXPIRY

SECURITY

AMOUNT

PRICE

DATE

Options

     34,000

$0.16 per share

Sept. 12, 2005

Options

     10,000

$0.12 per share

Oct. 25, 2006

Options

   572,000

$0.17 per share

Feb. 10, 2005

Options

   150,000

$0.32 per share

Aug. 13, 2008

Warrants

   780,000

$0.10 per share

Feb. 20, 2005

Warrants

   820,000

$0.32 per share

April 28, 2005

C.

SHARES IN ESCROW OR SUBJECT TO POOLING AS AT FEBRUARY 29, 2004:

Common shares in escrow - 331,943

D.

LIST OF DIRECTORS & OFFICERS AS AT FEBRUARY 29, 2004:

Jesus Martinez

Director & Secretary

Lawrence Moroz

Director

Paul Shatzko

Director & President

Yaovi Bouka

Director

GEE-TEN VENTURES INC.

MANAGEMENT DISCUSSION

FOR THE QUARTER ENDED FEBRUARY 29, 2004

SCHEDULE C

Upon return of the Company's representatives to Angola on January 23, 2004, an extended visit was decided upon this time by the group due to the numerous property submissions awaiting them.

On February 13, 2004, Gee-Ten's representatives identified prospects of interest and signed memorandums of understanding which will allow Gee-Ten access to records being maintained on the projects for the purpose of completing its due diligence. The company has been represented by Bill Jarvis, PEng, as a technical assistant, and through the efforts of Mr. Jarvis and the company's French-speaking consultants, seven different Angolan projects in both the sector of diamonds and gold have been identified as prospective, namely project Sambuege (company Cafeta), project Lola (company Cipex), project Massangano (Consorcio Luachimo Mining), project Damba (Consorcio Luachimo Mining), project Canzama (Consorcio Luachimo Mining), project Lombe (company Luba) and project Tchimpoia (company Tchimpoia Lda).

Gee-Ten's due diligence will continue under the direct technical supervision of Mr. Jarvis in consultation with Endiama's technical staff. Endiama is the equivalent of the mine ministry of Angola looking after foreign investment in Angola. By virtue of memorandums of understanding having been signed, Endiama should now provide all existing mine records, technical help and legal assistance to Gee-Ten in concluding possible joint venture agreements.

The seven memorandums of understanding cover three alluvial-type diamond concessions (projects Sambuege, Canzama and Tchimpoia), three kimberlite claims (project Lola, Damba, Lombe), two kimberlite exploration projects (project Sambuege and project Tchimpoia) and a gold prospect (project Massangano).

Gee-Ten is commissioning the preparation of a full report on each of the properties for consideration by the board of directors.

The Sambuege project consists of 2,780 square kilometres in Lunda Norte. This project is located 40 kilometres to the west and northwest of kimberlites at Calonda, and is slightly farther from the Luo and Catoca kimberlites located southeast. The project area is within the Lucapa Graben. Alluvial deposits within the graben, typically from the Calonda formation, can be very diamondiferous but, where rivers and streams cut these diamondiferous gravels, diamonds are concentrated into a lot more economic grades. Access to the project area is good, with several villages and roads in the area.

The Tchimpoia project comprises a section of the Rio Chicapa and tributaries in the province of Lunda Norte. It is located upstream of Calonda and downstream of the diamondiferous kimberlites, and alluvial diamond deposits at Luo and Catoca. This project is located approximately 40 kilometres southeast of the Sambuege project. Tchimpoia has possibilities for both alluvial diamond production and the discovery of primary kimberlites.

The Damba kimberlite project comprises an area of 210 square kilometres, located in Lunda Norte province. It is between the Chicapa (to the east) and Luele rivers, 30 kilometres to the southeast of the Sambuege project and provisionally is regarded as adjoining the Chipoya project area. Diamondiferous kimberlites are known to be present in the area.

The project Canzama is located in the province of Lunda Sul, south of Lucapa, and east and northeast of the mining operations at Luo and Catoca. The project area, of about 1,200 square kilometres, contains a section of the Luachimo River and the upper reaches of tributary, the Luo, of the Chicapa River. The Luachimo River has been mined for diamonds downstream in the past in a section near to Lucapa and may continue to be so at present. Diamondiferous kimberlites are known to be present in the general area. The rivers to the west and east are Chicapa and Luachimo. It is in an area of known active alluvial diamond mining activity.

The Lola project is a kimberlite project. Endiama knows the location of one kimberlite on the concession and from past work on this property it is known that there is a large carbonatiques intrusive prospective for rare earth elements (that suggest the presence of at least two more, possibly three intrusives).

Further details, descriptions of the properties as to geology, location and economic potential, and a publication of some results obtained from the properties, will be provided as the information is being made available to Gee-Ten.

At the time of writing of this discussion, Gee-Ten's representatives Bill Jarvis and two of its corporate consultants are busy doing the due-diligence work on several properties of interest for the Company, whilst meeting regularly with the Angolan counterpart, Endiama. Upon completion of an agreement being signed, Gee-Ten will issue a corresponding news release.

N E W S  R E L E A S E

TSX Trading Symbol: GTV

Date:   April 6, 2004

SEC Filing # 0-29964

OTCBB:GEEVF

GEE-TEN VENTURES INC.

Suite 212 - 525 Seymour Street

Vancouver, B.C.  Canada

V6B 3H7

Tel: (604) 688-8286

Fax: (604) 684-7208

PRIVATE PLACEMENT

GEE-TEN Ventures Inc. is pleased to announce that it has negotiated a non-brokered private placement of 500,000 units at a price of $0.40 per unit.  Each unit consists of one share and one non-transferable share purchase warrant expiring one year from the date of the placement with each warrant being exercisable at a price of $0.50 for the purchase of one additional share.

The proceeds from the placement will be used to fund engineering and due diligence expenses associated with attempts to acquire mineral exploration opportunities in Angola and for general working capital.

A finders fee of 10% of the proceeds raised in connection with the placement is due and payable.

The private placement is subject to TSX Venture Exchange approval.

GEE-TEN VENTURES INC.

"Paul Shatzko"

Paul Shatzko, President

N E W S  R E L E A S E

TSX Trading Symbol: GTV

Date:   April 21, 2004

SEC Filing # 0-29964

OTCBB:GEEVF

GEE-TEN VENTURES INC.

Suite 212 - 525 Seymour Street

Vancouver, B.C.  Canada

V6B 3H7

Tel: (604) 688-8286

Fax: (604) 684-7208

The Company is pleased to announce that Daniel Ryan of First Summit Capital Corporation of Toronto, Ontario has agreed to be appointed Vice-President of Corporate Development for the Company.

In addition, the Company has agreed to grant Incentive Stock Options on 425,000 shares at a price of $0.44 per share under the Stock Option Plan implemented by the Company and approved at the Company's last Annual General Meeting.

GEE-TEN VENTURES INC.

"Paul Shatzko"

Paul Shatzko, President

TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gee-Ten Ventures Inc.

Date: May 13, 2004

By: "Paul Shatzko"

Name: Paul Shatzko

Title:

President